SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                  For the fiscal year ended December 31, 1996

                                     OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

               For the transition period from ________ to ________


     Commission file number 33-24672


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                 Star Banc Corporation Thrift Savings 401(k) Plan
                            C/O Star Banc Corporation
                            Human Resources Department
                            425 Walnut Street M.L. 2020
                            Cincinnati, OH  45202

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Star Banc Corporation
                            425 Walnut Street
                            Cincinnati, OH  45202

     SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                            STAR BANC CORPORATION
                            THRIFT SAVINGS 401(k) PLAN

                            /s/ Daniel B. Benhase
                            _____________________________________
                            Daniel B. Benhase
                            Executive Vice President


June 27, 1997

                            STAR BANC CORPORATION

                          THRIFT SAVINGS 401(K) PLAN

                              EIN:  31-0838189
                             PLAN NUMBER:  003


                             FINANCIAL STATEMENTS

                                    AS OF

                          DECEMBER 31, 1996 AND 1995



                              TOGETHER WITH

                             AUDITORS' REPORT

                            STAR BANC CORPORATION
                              EIN:  31-0838189
                              PLAN NUMBER:  003
                            INDEX TO ANNUAL REPORT
                                 ON FORM 11-K




  I.      Financial Statements                                  Page(s)



          (a)  Report of Independent Public Accountants           F-2

          (b)  Statements of Assets Available for              F-3 - F-4
               Benefits (with Fund Information) as of
               December 31, 1996 and 1995

          (c)  Statement of Changes in Assets Available          F-5
               for Benefits (with Fund Information) for the Year Ended December 31, 1996

          (d)  Notes to Financial Statements                   F-6 - F-9

          (e)  Schedules of Assets Held for Investment        F-10 - F-14
               Purposes as of December 31, 1996

          (f)  Schedule of Reportable Transactions               F-15
               for the Year Ended December 31, 1996



 II.      Exhibit

                                                                Exhibit
                                                                Number

          (a)  Consent of Independent Public Accountants          23

                   Report of Independent Public Accountants

To the Board of Directors of
   Star Banc Corporation:

     We have audited the accompanying statements of assets available for benefits with fund information of the STAR BANC CORPORATION THRIFT SAVINGS 401(K) PLAN as of December 31, 1996 and 1995, and the related statement of changes in assets available for benefits with fund information for the year ended December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of assets available for benefits and the statement of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for plan benefits and changes in assets available for plan benefits of each fund. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                      /s/ Arthur Andersen LLP

Cincinnati, Ohio
June 26, 1997

                            STAR BANC CORPORATION               EIN: 31-0838189
                                                                Plan Number 003
                          THRIFT SAVINGS 401(K) PLAN

      STATEMENT OF ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)

                            AS OF DECEMBER 31, 1996

                                                                                                U.S.
                                                          Stable    Employer    Relative  Government      The
                                                           Asset       Stock       Value      Income  Stellar
                                               Total        Fund        Fund        Fund        Fund     Fund

CASH                                     $     5,773 $     5,773 $        -- $       -- $       -- $       --

RECEIVABLES:
  Contributions                               76,200      10,176      38,665     14,298      2,229     10,832

  Earnings on Investments                    327,714      54,811     272,806         53          8         36

INVESTMENTS, (Note 4):
  Star Bank, N.A., Stable Asset Fund      10,846,305  10,846,305          --         --         --         --

  Common Stock of Star Banc
    Corporation - 1,721,628 Shares        52,724,858          --  52,724,858         --         --         --

  Star Relative Value Fund                 8,665,672          --          --  8,665,672         --         --

  Star U.S. Government Income Fund         1,288,131          --          --         --  1,288,131         --

  The Stellar Fund                         6,072,017          --          --         --         --  6,072,017

  Star Treasury Fund                         125,555          --     125,555         --         --         --

  Trust for Short-Term U.S. Government
    Securities                                51,171      51,171          --         --         --         --

  Participant Loans                           67,211      12,389      37,480      7,381        949      9,012

ASSETS AVAILABLE FOR BENEFITS            $80,250,607 $10,980,625 $53,199,364 $8,687,404 $1,291,317 $6,091,897



                 The accompanying notes to financial statements
                     are an integral part of this statement.

                            STAR BANC CORPORATION               EIN: 31-0838189
                                                                Plan Number 003
                          THRIFT SAVINGS 401(K) PLAN

      STATEMENT OF ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)

                            AS OF DECEMBER 31, 1995


                                                                                               U.S.
                                                        Stable    Employer    Relative   Government        The
                                                         Asset       Stock       Value       Income    Stellar
                                             Total        Fund        Fund        Fund         Fund       Fund

CASH                                   $       403 $       403 $        -- $        -- $        -- $        --

RECEIVABLES:
  Contributions                             43,327       6,963      21,560       6,755       1,220       6,829

  Earnings on Investments                  294,643      51,085     238,008          13       5,526          11

INVESTMENTS, (Note 4):
  Star Bank, N.A., Stable Asset Fund    10,235,945  10,235,945          --          --          --          --

  Common Stock of Star Banc
    Corporation - 1,758,747 Shares*     34,881,808          --  34,881,808          --          --          --

  Star Relative Value Fund               5,644,605          --          --   5,644,605          --          --

  Star U.S. Government Income Fund         948,005          --          --          --     948,005          --

  The Stellar Fund                       4,772,491          --          --          --          --   4,772,491

  Star Treasury Fund                       138,633          --     138,633          --          --          --

  Trust for Short-Term U.S. Government
    Securities                              52,926      52,926          --          --          --          --

  Participant Loans                         57,835      10,681      37,484       2,757       2,031       4,882

ASSETS AVAILABLE FOR BENEFITS          $57,070,621 $10,358,003 $35,317,493 $ 5,654,130 $   956,782 $ 4,784,213


*Shares amount has been restated to reflect a 3-for-1 stock split in 1996.


                The accompanying notes to financial statements
                     are an integral part of this statement.

                            STAR BANC CORPORATION               EIN: 31-0838189
                                                                Plan Number 003
                          THRIFT SAVINGS 401(K) PLAN

                  STATEMENT OF CHANGES IN ASSETS AVAILABLE

                    FOR BENEFITS (WITH FUND INFORMATION)

                    FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                                        U.S.
                                                 Stable    Employer    Relative   Government        The
                                                  Asset       Stock       Value       Income    Stellar
                                      Total        Fund        Fund        Fund         Fund       Fund

INCOME FROM INVESTMENTS:
  Dividends and interest        $ 1,249,166 $     3,834 $ 1,238,806 $     3,807 $       313 $     2,406
  Net realized and unrealized
    gains and losses, including
    income from funds            21,910,261     546,261  18,847,165   1,713,438      13,214     790,183

      Net investment income      23,159,427     550,095  20,085,971   1,717,245      13,527     792,589


CONTRIBUTIONS (Note 3):
  Employers                       2,181,783     311,242   1,086,863     397,785      66,954     318,939
  Employees                       4,266,838     537,944   2,212,547     803,018     116,774     596,555
  Internal fund transfers                --     326,488  (1,241,230)    748,308     243,800     (77,366)

      Net contributions           6,448,621   1,175,674   2,058,180   1,949,111     427,528     838,128

EXTERNAL FUND TRANSFERS (Note 7):   986,096     173,350     425,158     205,923       1,615     180,050

DISTRIBUTIONS TO PARTICIPANTS    (7,414,158) (1,276,497) (4,687,438)   (839,005)   (108,135)   (503,083)

      Net increase in
        assets available for
        benefits                 23,179,986     622,622  17,881,871   3,033,274     334,535   1,307,684

ASSETS AVAILABLE FOR BENEFITS,
  beginning of year              57,070,621  10,358,003  35,317,493   5,654,130     956,782   4,784,213

ASSETS AVAILABLE FOR BENEFITS,
  end of year                   $80,250,607 $10,980,625 $53,199,364 $ 8,687,404 $ 1,291,317 $ 6,091,897


                 The accompanying notes to financial statements
                     are an integral part of this statement.

                             STAR BANC CORPORATION              EIN: 31-0838189
                                                                Plan Number 003
                           THRIFT SAVINGS 401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1996 AND 1995


(1) Plan Description-

(a) Nature of Operations--The Star Banc Corporation Thrift Savings 401(k) Plan (the Plan) was adopted by Star Bank, N.A. (the Bank) on January 1, 1985, and by Star Banc Finance, Inc. on May 1, 1995. The Plan provides eligible employees the opportunity to save for future financial needs by setting aside a portion of their compensation through payroll deductions. On June 14, 1996, Star Banc Corporation merged Star Bank, N.A., Kentucky and Star Bank, N.A., Indiana into the Bank.

(b) Administration--The Plan is administered by a committee (the Plan Administrator) appointed by the Board of Directors of the Bank and is trusteed by the Trust Financial Services Group of the Bank (the Trustee). Administrative expenses of the Plan are paid by the employers.

(c) Participation--The Plan covers all employees of Star Banc Corporation and participating affiliates (as defined in the Plan agreement) who have attained age 21 and completed a minimum of one thousand hours in one year of service. At December 31, 1996 and 1995, there were 3,138 and 2,717 active participants, respectively.

(d) Plan Contributions--For the plan years ended December 31, 1996 and 1995, employees could elect to contribute up to ten percent of their base pay, as defined, to the Plan. Effective January 1, 1997, the Plan was amended to allow employees to contribute up to fifteen percent of their base pay, as defined, to the Plan. Contributions may be subject to certain limitations. Pursuant to
Section 401(k) of the Internal Revenue Code, contributions to the Plan and the earnings therefrom are not subject to federal and state income taxes until the amounts are subsequently distributed to the participants. The participants' employers make contributions which are equal to the participants' contributions, up to three percent of the participants' base pay. The investment of all contributions to the Plan are participant-directed.

(e) Investments--Contributions are received and invested by the Trustee on a bi-weekly basis. The Trustee invests contributions as directed by each participant (see Note 4). Dividend and interest income and realized/ unrealized gains or losses on investments are allocated to individual participant's accounts on a daily basis.

(1) continued

(f) Vesting--A participant is 100% vested upon entering the Plan. Participants who terminate employment receive one hundred percent of contributions and Plan earnings which have been allocated to their accounts. Participants may, after reaching the age of 59 1/2, elect to terminate participation and receive full distribution of their accounts. In addition, participants may apply for hardship withdrawals/loans subject to approval by the Plan Administrator.


(2) Significant Accounting Policies-

(a) Basis of Accounting--The financial statements of the Plan are maintained on the accrual basis of accounting. The financial statements are prepared in accordance with generally accepted accounting principles, which require the use of certain estimates by management in the determination of assets, liabilities and income. Actual results could differ from those estimates.

(b) Investment Valuation--The Plan's investments are valued at market as determined by the Trustee by reference to published market data, except for investments in guaranteed investment contracts of the Stable Asset Fund, which are carried at fair value. Unrealized appreciation or depreciation of investments is reflected currently in the Statement of Changes in Assets Available for Benefits. Earnings on investments include dividends on corporate common stock, interest on temporary investments, and earnings from mutual funds and collective investment funds.

(c) Plan Year--The Plan and all of its records are kept on a calendar-year basis.


(3) Contributions-

Contributions made by employees and amounts contributed by each employer for the year ended December 31, 1996 are as follows:

                                      Employees'      Employers
                                    Contributions   Contributions
    Star Bank, N.A.                  $4,235,473       $2,167,292
    Star Banc Finance, Inc.              31,365           14,491
                                     $4,266,838       $2,181,783


(4) Investments-

At December 31, 1996 and 1995, the Plan's Stable Asset Fund, Relative Value Fund, U.S. Government Income Fund, and The Stellar Fund held investments in a variety of funds managed by the Bank. The following summarizes the nature of the primary underlying assets which comprise the investment portfolio of each of the funds.

(4) continued

                        Primary                   Primary
Investment Fund         Investment                Underlying Assets

Stable Asset Fund       Star Bank, N.A.,          Pool of investment
                        Stable Asset Fund         contracts issued by
                        (a fund within            a diversified list
                        Star Bank, N.A.,          of insurance
                        Pooled Investment         companies
                        Trust for Corporate
                        Employee Benefit Plans)

Employer Stock Fund     Common Stock              Star Banc Corporation
                                                  common stock

Relative Value Fund     Star Relative Value       Common stocks of
                        Fund (a mutual fund)      large companies in a
                                                  wide variety of
                                                  industries

U.S. Government         Star U.S. Government      U.S. Treasury notes,
Income Fund             Income Fund (a mutual     and Federal Agency
                        fund)                     obligations

The Stellar Fund        The Stellar Fund (a       Approximately equal
                        mutual fund)              weightings of U.S.
                                                  companies' stocks, U.S.
                                                  Government and Corporate
                                                  bonds, international
                                                  securities, real estate
                                                  securities, precious metal
                                                  securities and money
                                                  market securities such as,
                                                  Treasury bills, bank
                                                  deposits and bankers'
                                                  acceptances.

     Transactions involving funds for which Star Bank, N.A. is the investment adviser or involving Star Banc Corporation Common Stock qualify as party-in-interest transactions. The Bank is the investment adviser for the Star Bank, N.A., Stable Asset Fund, the Star Relative Value Fund, U.S. Government Income Fund and The Stellar Fund. Prior to investment, funds awaiting investment in each of the above options or Star Banc Corporation Common Stock, are temporarily invested in the Star Treasury Fund, a short-term U.S. Treasury obligation fund for which Star Bank, N.A. is the investment adviser. Funds awaiting annuity distributions are invested in the Trust for Short-Term U.S. Government Securities, a trust fund managed by Federated Securities Corporation.

(4) continued

Investments which represent five percent or more of the Plan's net assets are as follows:


                               December 31, 1996        December 31, 1995
                               Shares/      Fair        Shares/      Fair
                                Units       Value        Units       Value
Star Bank, N.A.,
 Stable Asset Fund           10,846,305  $10,846,305  10,235,945  $10,235,945

Common Stock of Star
 Banc Corporation             1,721,628  $52,724,858   1,758,747* $34,881,808

Star Relative Value Fund        469,430  $ 8,665,672     372,581  $ 5,644,605

The Stellar Fund                460,699  $ 6,072,017     392,152  $ 4,772,491

*Shares amount has been restated to reflect a 3-for-1 stock split in 1996.


(5) Benefits and Withdrawals Payable-

Amounts payable to participants who have terminated their interest in the Plan at December 31, 1996 and December 31, 1995, which were unpaid at those dates, were $939,869 and $254,564, respectively. These amounts are considered as a component of assets available for benefits in the accompanying Statements of Assets Available for Benefits (with Fund Information). Distributions are made on a monthly basis.

(6) Tax Status-

The Plan obtained its latest determination letter on March 10, 1992, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan therefore was considered qualified and the related trust received tax-exempt status under Section 401 of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 1996.

(7) External Fund Transfers-

On July 14, 1996, Star Bank, N.A. acquired five branch offices in Connersville, Indiana, from National City Bank. This acquisition resulted in a transfer to the Plan of $986,096.

EIN:  31-0838189                                                     SCHEDULE I
Plan Number 003                                                     Page 1 of 5


                            STAR BANC CORPORATION

                          THRIFT SAVINGS 401(K) PLAN

                              STABLE ASSET FUND

         ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                            AS OF DECEMBER 31, 1996





                                             Shares/                    Current
Identity of Issuer/Asset Description          Units          Cost         Value


* Star Bank, N.A., Stable Asset Fund       10,846,305  $10,846,305  $10,846,305

  Trust for Short-Term U.S. Government
    Securities                                51,171  $     51,171  $    51,171

  Participant Loans,
    interest at 7.0% to 10.2%                     --  $     12,389  $    12,389



  In accordance with Section 2520.103-9, the Plan Administrator hereby certifies that the Plan is in receipt of the most recent annual statement of assets and liabilities of the Star Bank, N.A., Stable Asset Fund, in which the Plan has an investment. In addition, a notice has been received by the Plan from the Trust Financial Services Group of Star Bank, N.A. informing the Plan that the proper procedure was followed in filing a copy of the most recent annual statement of assets and liabilities of the fund in which the Plan has an investment with the Department of Labor. The Employer Identification Number of the fund is 31-6355823.



  *-Represents a party-in-interest transaction

EIN:  31-0838189                                                     SCHEDULE I
Plan Number 003                                                     Page 2 of 5


                            STAR BANC CORPORATION

                          THRIFT SAVINGS 401(K) PLAN

                             EMPLOYER STOCK FUND

         ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                            AS OF DECEMBER 31, 1996





                                           Shares/                    Current
Identity of Issuer/Asset Description        Units          Cost         Value


* Common Stock of Star Banc Corporation   1,721,628  $17,931,994  $52,724,858

* Star Treasury Fund                        125,555  $   125,555  $   125,555

  Participant Loans,
    interest at 7.0% to 10.2%                    --  $    37,480  $    37,480





  *-Represents a party-in-interest transaction

EIN:  31-0838189                                                     SCHEDULE I
Plan Number 003                                                     Page 3 of 5


                            STAR BANC CORPORATION

                          THRIFT SAVINGS 401(K) PLAN

                             RELATIVE VALUE FUND

         ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                           AS OF DECEMBER 31, 1996





                                               Shares/                 Current
Identity of Issuer/Asset Description            Units         Cost       Value


* Star Relative Value Fund                     469,430  $6,216,593  $8,665,672

  Participant Loans, interest at 7.0% to 10.2%      --  $    7,381  $    7,381



  *-Represents a party-in-interest transaction

EIN:  31-0838189                                                     SCHEDULE I
Plan Number 003                                                     Page 4 of 5


                            STAR BANC CORPORATION

                          THRIFT SAVINGS 401(K) PLAN

                          U.S. GOVERNMENT INCOME FUND

         ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                           AS OF DECEMBER 31, 1996





                                                Shares/                Current
Identity of Issuer/Asset Description             Units        Cost       Value


* Star U.S. Government Income Fund              133,347  $1,290,976  $1,288,131

  Participant Loans, interest at 7.0% to 10.2%       --  $      949  $      949



  *-Represents a party-in-interest transaction

EIN:  31-0838189                                                     SCHEDULE I
Plan Number 003                                                     Page 5 of 5


                            STAR BANC CORPORATION

                          THRIFT SAVINGS 401(K) PLAN

                              THE STELLAR FUND

         ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                            AS OF DECEMBER 31, 1996





                                                Shares/                 Current
Identity of Issuer/Asset Description             Units       Cost         Value


* The Stellar Fund                              460,699  $5,177,511  $6,072,017

  Participant Loans, interest at 7.0% to 10.2%       --  $    9,012  $    9,012




  *-Represents a party-in-interest transaction


EIN:  31-0838189                                                                       SCHEDULE II
Plan Number 003
                            STAR BANC CORPORATION

                          THRIFT SAVINGS 401(K) PLAN

              ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS

                     FOR THE YEAR ENDED DECEMBER 31, 1996


                                                                                Current
                                                                                 Value
                                       Aggregate     Aggregate      Cost of    of Asset on     Net
                                       Purchase       Selling       Assets     Transaction    Gain
   Description of Asset                  Price         Price         Sold        Date       or (Loss)

By Asset:

Star Banc Corporation Common Stock  $  3,035,572  $  1,087,605  $    415,081       (A)    $  672,524

Star Treasury Fund                    18,914,552    18,963,838    18,963,838       (A)            --

Star Bank, N.A., Stable Asset Fund     2,508,409     2,480,670     2,480,670       (A)            --

Star Relative Value Fund               2,468,920     1,103,598       862,950       (A)       240,648


By Broker:

Smith Barney Shearson, Inc.            2,405,746     1,009,631       377,440       (A)       632,191



(A) The current value of all assets acquired or disposed of, at the time of acquisition or disposition, is equal to the purchase price or selling price, respectively.